

January 31, 2013

Via E-mail
Mr. William W. Boyle
Interim President and Chief Executive Officer, and Executive Vice President
 and Chief Financial Officer
Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123

> **Re: Cubic Corporation**
> **Form 10-K for the Year Ended September 30, 2012**
> **Filed December 14, 2012**
> **File No. 001-08931**

Dear Mr. Boyle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

1.   You disclose in the first paragraph of this section that the growth in accounts receivable and the reduction of customer advances related to several large contracts you worked on in 2012. We also note the disclosure in Note 6 on page 79. With a view toward disclosure in future filings, please explain further the significant causes for the increase, including a discussion of any changes in your historical contract terms (for example, changes in payment or billing terms).

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies

Inventories, page 65

2.   Please tell us why you include contract advances, performance-based payments, and progress payments as an offset against inventory. Discuss whether, under the terms of the contracts, the customers have title to, or a security interest in, the inventories related to such contracts as a result of the contract advances, performance-based payments, and progress payments.

Revenue Recognition, page 66

3.   You disclose in the third paragraph on page 67 that you enter into contracts with multiple deliverables. Please tell us how you considered the disclosures required by FASB ASC 605-25-50-2(e) related to discussing the significant factors, inputs, assumptions, and methods used to determine selling price for the significant deliverables. Also refer to SAB Topic 13.B.

4.   Please disclose in future filings how you determined the classification of your sales between products and services. Please provide us with your proposed disclosure.

5.   Please tell us when the system usage and incentive award fees under your service contracts typically become fixed or determinable.

Item 9A. Controls and Procedures

Plan for Remediation of Material Weaknesses, page 115

6.   In the first paragraph of this section you disclose that the company has begun to revise its revenue recognition policy. Please explain what you mean by this statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant